SOS Limited

Building 6, East Seaview Park

298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province

People’s Republic of China

February 20, 2024

VIA EDGAR

Todd Schiffman

Christian Windsor

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	SOS Limited
Amendment No. 1 to Form F-1 filed January 23, 2024 File No. 333-276006

Dear Mr. Schiffman and Mr. Windsor:

SOS Limited (the “Company”, “SOS,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 30, 2024 regarding our Form F-1/A previously submitted on January 23, 2024 (the “Form F-1”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment no. 2 to the Company’s registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 1 to Form F-1 filed January 23, 2024

Cover Page

1.	We reissue Comment 1 in part. State whether any transfers of any type have been made to date between the holding company and its subsidiaries.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page.

Risks Related to Doing Business in China, page 3

2.	We reissue Comment 4 in part. Please discuss the risk that the Chinese government may exert more control over offerings conducted overseas which could result in a material change in the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We note that you added this disclosure on page 31 but not in this section.

Response: In response to the Staff’s comment, we have revised our disclosure on page 3 accordingly.

3.	We note your revised disclosure on page 48 in response to comment no. 5. Please revise this section to provide similar disclosure.

Response: In response to the Staff’s comment, we have revised our disclosure on page 4 accordingly.

Cash and Asset Flows through Our Organization, page 9

4.	We reissue comment 6. We requested that you address more than just dividends and distributions which you reference in the first sentence on page 9. Our comment asked you to quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Please revise or clarify that there have not been any other transfers, sales or other transactions between your subsidiaries. If the dividends and distributions referenced in your revised disclosure are the only inter party transfers, confirm that in your response to this comment.

Response: In response to the Staff’s comment, we have revised our disclosure on page 9 accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Yandai Wang
Yandai Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC